

DESIGN TO BUILD
COOPERATIVE

Thinking Outside the Box to Build Better Communities

Presentation by Kemo A'akhutera





02

About Us

Who Are We and What We Do Best

The ***Design to Build Cooperative*** is a modular construction and real estate development firm, operating as a for-profit cooperative, that converts shipping containers into prefabricated, sustainable spaces for persons in underdeveloped communities to live with dignity, work efficiently and enjoy life.

42G1

Mission & Vision

The overarching mission of *Design To Build* is to provide a practical and scalable approach to developing and constructing sustainable and affordable real estate to realize social, commercial and environmental paradigm shift.

Our vision is to be the leader in factory built housing for disadvantaged communities the world over, in urban environments, rural areas, any terrain, climatically and fiscally alike.



Objective

REPURPOSING CONTAINERS FOR HOUSING, HOSPITALITY & (ERADICATING) HOMELESSNESS

BUILD AWARENESS

Cultivate community engagement to build awareness of housing related problems & to build urgency around finding a solution

PRESENT SOLUTIONS

Demonstrate the flexibility of the design & application of DTB products as affordable and sustainable solutions to traditional live/work/play spaces

PROVIDE LABOR SUPPORT

Address contributors to wealth inequality like unemployment, underemployment & recidivism thru training, utilizing & empowering skilled labor.



Feasibility Analysis

Development: Design, Plans & Permits

Production

Factory Completion & Delivery



Our Processes

By focusing design and logistics on the end user, DTB provides more than a housing solution. For displaced and homeless persons, we provide stability, self dignity, and the means to return to living a quality life.





By the Numbers

Most of us have heard about the 3 R's – Reduce, Reuse, Recycle...but did you know that these actions are part of a basic zero waste hierarchy?

The waste hierarchy is a framework that outlines the guidelines we can use to improve systems and work towards ZERO waste. The levels illustrate the progressive order of actions to take to reduce waste. The ultimate goal of the waste hierarchy is to generate the minimum amount of waste and extract the maximum benefits from products.

THE ZERO WASTE HIERARCHY

MOST PREFERABLE

REFUSE, RETHINK, REDESIGN

REDUCE AND REUSE

PREPARATION FOR REUSE

RECYCLING, COMPOSTING, AD

MATERIAL & CHEMICAL RECOVERY

RESIDUALS MANAGEMENT

UNACCEPTABLE

LEAST PREFERABLE



The Problems

43% of Black Americans can afford to buy the typical home compared to 63% of White Americans.

Dilapidated and subpar public housing options can expose residents to toxins like lead, asbestos and mold. Studies also show that poor housing conditions can harm mental health, which impacts quality of life and ability to provide

Annually, 4 million people experience discrimination in the rental housing market

homes in Black neighborhoods regardless of their quality, receive lower valuations (23% lower than homes in white neighborhoods, or $48,000 less per home on average).

Affordable & Sustainable Housing Demand

Freddie Mac estimates **1.62 million** homes are needed to meet current demand, 300,000 of which are to replace current stock.

Lack of Access & Equitable Opportunity

Systemic racism in the housing ecosystem still disproportionately impacts Black families, both through the actions of individual appraisers as well as the broader industry's devaluation of majority-Black communities. When underserved communities are denied equitable access to loans, omitted from decision making, and strategically cycled through poverty, it doesn't leave many foreseeable paths toward home ownership

By the Numbers



HOUSING DISCRIMINATION COMPLAINTS BY PROTECTED CLASS IN 2017

1.3%   1.4%
7.0%
7.0%
8.0%
9.0%
57.0%
19.0%

Religion   Color   Sex   National Origin   Other   Familial Status   Race   Disability



A towering housing crisis

More than **40 million renters** and **3 million homeowners** are at risk of losing their housing in 2021.

Source: National Low Income Housing Coalition

Black and White Homeownership Rates Vary across the Most Commonly Cited Datasets


Black households, CPS/HVS
Black households, ACS
Black households, decennial census
White households, CPS/HVS
White households, ACS
White households, decennial census
80%
70%
60%
50%
40%
30%
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21

Sources: The Current Population Survey/Housing Vacancies and Homeownership (CPS/HVS) dataset, the American Community Survey (ACS), and the decennial census.

URBAN INSTITUTE


Rate of home ownership in the United States in 2019, by race
100%
80%
60%
40%
20%
0%
Share of population in the U.S.
73.3%
64.6%
57.7%
50.8%
47.5%
42.1%
White, non-hispanic
U.S. total
Asian
American Indian or Alaskan Native
Hispanic
Black
Source
US Census Bureau
© Statista 2021
Additional Information:
United States; 2019

Our Solutions

Affordable & Sustainable Housing Demand

Lack of Access & Equitable Opportunity

We can't prevent natural disasters, but we can minimize their impact, decrease death toll and displacement and help to speed up recovery efforts.

Similarly, we won't eradicate homelessness overnight, or on our own at all for that matter, but we know we can do our part to lessen the load and help communities come back stronger where tragedy does strike.

Affordable & Sustainable Housing Demand

The Ford F-150 factory in Michigan builds **ONE** truck every **53 seconds.**

A single family home takes an average of **7 months** to be built.

DTB production typically takes **30-60 days** depending on options and complexity of your project.

The Problems

89,210 structures destroyed in US wildfires from 2005–2020

135,000 homes affected by Hurricane Harvey 2017

Dayton's 2019 Memorial Day tornadoes destroyed 663 homes and 54 businesses

The monsoon flooding in India, was the deadliest natural disaster of 2020, killing an estimated 1,922 people.

About 2% (nearly 154 million people) of the world's population is homeless –living on the street, in temporary dwellings, at refugee camps, and in other transitory and often dangerous conditions

Natural Disasters & Emergency Services

Tenfold increase in natural disasters since 1960, driving a need for temporary, emergency, and mobile shelters.

Widespread Poverty & Homelessness

The U.S. Department of Housing and Urban Development (HUD) 2021 Annual Homeless Assessment Report found that more than 326,000 people experienced sheltered homelessness in the United States on a single night in 2021

By the Numbers

The world was hammered by record 50 billion-dollar weather disasters in 2020, and a whopping 205 total billion-dollar disasters in the past 20 years. That's an average of 10.25 disasters per year causing upwards of a $1 billion price tag.



SEVERE STORM
111



TROPICAL CYCLONE
34



FREEZING
21

FLOODING
21





WILDFIRES
15



WINTER STORM
3



15





Number of recorded natural disaster events, All natural disasters, 1900 to 2019

The number of global reported natural disaster events in any given year. This includes those from drought, floods, extreme weather, extreme temperature, landslides, dry mass movements, wildfires, volcanic activity and earthquakes.

All natural disasters

Source: EMDAT (2020): OFDA/CRED International Disaster Database, Université catholique de Louvain – Brussels – Belgium
OurWorldInData.org/natural-disasters • CC BY

Our Solutions

Natural Disasters & Emergency Services

Widespread Poverty & Homelessness

We can't prevent natural disasters, but we can minimize their impact, decrease death toll and displacement and help to speed up recovery efforts.

Similarly, we won't eradicate homelessness overnight, or on our own at all for that matter, but we know we can do our part to lessen the load and help communities come back stronger when tragedy does strike.

DTB designs and builds housing solutions that can be placed quickly, conveniently, and cost effectively. Our products help Affordable Housing Agencies, Disaster Relief Organizations, and government programs like those offered by FEMA to:

- Be prepared with a rapidly deployable, mobile solution;
- Control and manage costs by offering a reusable housing alternative;
- Provide a solution that meets green building initiatives;
- Maximize impact by offering flexible, compact housing where space may be limited.

Business Model

Our goal is to sell **100 units** the first **12 months** of operation and scale rapidly by establishing strategic partnerships with developers and planners in surrounding cities with proximity to disadvantaged communities and underrepresented populations. Additionally, we will cultivating relationships with local real estate agents, home buyers and investors for direct to consumer sales. Combined, those strategies will serve as our two key access points to gain entry into procuring our market share in this space.





Target Markets

Our anticipated fasting growing revenue channel will be customers purchasing units in bulk.



AFFORDABLE HOUSING AGENCIES

- Affordable housing options
- Community Gardens & Markets
- Homeless villages

DISASTER RELIEF ORGS

- Medical triage
- Temporary displacement shelters
- Mobile clinics/hospitals





REAL ESTATE DEVELOPERS & INVESTORS

- "Cargotowns"
- Retail storefronts
- Restaurants/bars
- Apartments
- Educational campuses



Target Markets

Our other channel for revenue will be focused on our direct to consumer production of work/play/live spaces.



SMALL BUSINESSES/START UPS

- Small, single person offices
- **Pop up shops/exhibits**

HOME/LAND/PROPERTY OWNERSHIP

- **Bungalows**
- **Modular Mansions**
- **Investment Properties/Air BNBs**
- **Guest Houses**
- **Cabins**
- **Single Family Homes**





SOCIAL & COMMUNITY IMPACT

- Small markets
- **Community gardens**
- **Art and cultural exhibits**
- **Mini Libraries**



Imagine the Possibilties

Building Bigger for a Better Tomorrow

Restaurants/Bars –Retail storefronts –Hotels –Clubs/Lounges –Salons/Spas











Hospitality & Retail

**Affordable Housing Options –Community Gardens & Markets –
Homeless Villages –Clinics/Hospitals –Doctors Offices**











Social &
Community
Impact

Community Libraries –Museums –Exploratory Exhibits –School Campuses











Educational & Creative Spaces

Bungalows –Modular Mansions –Investment Properties/Air BNBs –Guest Houses –Studio Apartment –Cabins –Single Family Homes











Land & Home Ownership

Base Pricing

Model Options	Base Price	Container Size	Living Space
C160	$31,200	20'	160 SQ FT
C192	$65,000	40'	192 SQ FT
C320	$88,000	45'	320 SQ FT
C640	$124,800	53'	640 SQ FT

*Prices do not include: Schematic Design Development for your particular model; Sales tax (specific to your municipality); Local plan review and permits (for land-use review, foundations and utilities); On-site construction requirements (grading, foundation, utility connection); Engineering or steep slope/ECA permitting services or fees; and Shipping to your location ($1.20 per mile per truck - up to 40')

Acquisition & Construction Costs

Model Options	Total Cost	Container Size	Living Space
C160	$14400	$4,400	$10,000
C192	$41,840	$6,840	$35,000
C320	$54,000	$10,000	$44,000
C640	$74,000	$14,000	$60,000

*Actual Construction Costs could vary based on customer requests, availability of labor and materials, and quantities ordered.

Financial Projections

FY'22 PROFIT & LOSS



Net profit in FY2022

Net profit by year

$1
MILLION
INVESTMENT

$2.2
MILLION
*GROSS
REVENUES*

Excluding cash, accounts receivable, etc.

Assets	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21	Jan '22	Feb '22	FY2022
Long-term assets			**$1.4M**	**$1.3M**	**$1.3M**	**$1.3M**	**$1.3M**	**$1.3M**	**$1.3M**	**$1.3M**	**$1.3M**	**$1.2M**	**$1.2M**
Equipment			$198K	$195K	$193K	$190K	$188K	$186K	$183K	$181K	$179K	$176K	$176K
Furniture			$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000
Vehicles			$1.1M	$1.1M	$1.1M	$1.1M	$1.1M	$1M	$1M	$1M	$1M	$1M	$1M
Sign			$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000
Building Acquisition													

FY '22 ASSETS





SUMMER/FALL 2020

- Incorporated in the summer

- Secured a key partnership with Cargotecture



JANUARY 2020

- **Officially launched the Covid-19Pandemic, heightened racial tension, and a highly contested election**

WINTER 2021/2022

- **Acquired of a facility with adequate space for administrative operations, warehousing and fabrication, as well storage of ISBU units, between their raw to finished states.**
  - 5.5 acres
  - 55,000 sq ft
  - 50+parking spaces



2022-2023

- **Sell 100units the first 12 months of operation and scale rapidly, yet strategically**

TRAJECTORY ROADMAP

LAYING THE FOUNDATION FOR A BETTER FUTURE

BACKGROUND:
As a "Community Development Officer", he supports programs aimed at **reducing poverty** and **improving lives** of people who live in deprived areas. He is also a real estate developer with a concentration on using shipping containers for a social impact.

Kémo A'akhutera



TITLE & BACKGROUND:
CEO / Biz Dev Manager
Serial social entrepreneur
Real Estate Investor

Gregory Wimberly

TITLE & BACKGROUND:
COO / Project Manager
B.A., Construction
Management



PROJECT EXPERIENCE:
Indu & Raj Soin Medical Center
Springfield Regional Medical Center
Dayton Children's Hospital Tower
Carillon Park Leadership Center Addition

Meet Our Team

These amazing people are the brain and heart of the company.





TITLE & BACKGROUND:
CIO/Millwork Engineer
M.A., Urban Design
Spatial Planner

PROJECT EXPERIENCE:
Aruba Marriott (Aruba, N.A)
Deerfield Beach Hilton (Deerfield Beach, FL)
Emory University Conference Center Hotel (Atlanta, GA)
Sands/Palace Hotel and Casino (San Juan, PR)

Jomo Faulks

Meet Our Team

These amazing people are the brain and heart of the company.

Shawn Thomas

TITLE & BACKGROUND:
COO / Project Manager
B.A., Construction Management

PROJECT EXPERIENCE:
RTA Bus Stop Project
Several Multi-family/Mixed Renovations
Charter School Preliminary Drawing
Permitting
Historic Home Design and Renovations



The Cooperative Opportunity

Our approach is assemble and galvanize a team of some of the most experienced development/construction professionals that we could and establish an organization that would allow us to address both *the shortage of skilled labor* as well as *cost-prohibitiveness of affordable and sustainable development and construction*, while greatly benefiting the worker- owners involved in bringing about such a catalytic shift.

Partner With Us




The Sponsorship Opportunity

We are seeking sponsors for the 2022 Roadshow. DTB will strategically set up events near major housing authorities, disaster relief organizations, and relevant government offices to showcase uses and application of our products. Sponsorships will be used to support the build out of spec units and transportation related costs. Sponsorship is a way to position our partners with prospective buyers of their goods and services.

Partner With Us





Strategic Partnerships



BRONZE: $5,000

- Sponsor 20' Container
- Recognition in print & digital brand collateral

SILVER: $10,000

- Sponsor 40' Container
- Recognition in print & digital brand collateral
- Logo on event signage





GOLD: $15,000

- Sponsor 40' Container
- Recognition in print & digital brand collateral
- Logo on event signage
- Full page highlight in Roadshow publication







Thank You

Contact Us

DESIGN TO BUILD FIRM

937-414-6649

kemo @ dtbfirm. com

@design. to. build. firm